

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2010

Mr. H. Kerr Taylor
President and Chief Executive Officer
AmREIT Monthly Income & Growth Fund IV, L.P.
8 Greenway Plaza, Suite 1000
Houston, TX 77046

      Re: AmREIT Monthly Income & Growth Fund IV, L.P.
              Form 10
              Filed on April 29, 2008
              File No. 0-53203

Dear Mr. Taylor:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Tom Kluck
              Branch Chief

cc: Jason W. Goode, Esq.
       Alston & Bird LLP
       Via facsimile (404) 881-7777